02057284

1-15102

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

P.E.
9/1/02

For the month of September, 2002

Embraer – Brazilian Aviation Company
(Translation of registrant's name into English)

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.
Av. Brigadeiro Faria Lima, 2170
12227-901 São José dos Campos, São Paulo, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F__X__ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes____ No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is hereby incorporated by reference into the filer's Registration Statement on Form F-3 (No. 333-14018).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

Dated: September 17, 2002

By: ____________________

Name: Carlos Rocha Villela
Title: General Counsel

EXHIBIT INDEX

1. One copy of the Company's Interim Financial Statements together with Report of Independent Public Accountants for the six-month period ended June 30, 2002.
2. One copy of the Company's Notice of Record Date and Payment of Interest on Shareholders' Equity related to the Third Quarter of 2002.
3. One copy of the Company's Notice to Shareholders regarding resolutions passed by the Company's Board of Directors at a meeting held on September 13, 2002.

EXHIBIT 1

Embraer - Empresa Brasileira de Aeronáutica S.A.

Interim Financial Statements Together with Report of Independent Public Accountants June 30, 2002

Deloitte Touche Tohmatsu Auditores Independentes

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Management and Shareholders of
Embraer - Empresa Brasileira de Aeronáutica S.A.
São José dos Campos - SP

1. We have made a special review of the quarterly information of EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A. (a Brazilian corporation) and subsidiaries which includes the consolidated balance sheet as of June 30, 2002, and the related statements of income for the quarter and semester then ended and changes in shareholders' equity for the semester then ended, prepared under the responsibility of the Company's management.

2. Our review was conducted in accordance with specific standards established by IBRACON - Brazilian Institute of Independent Auditors, together with the Federal Accounting Council, and consisted principally of: (a) inquiries of and discussions with management personnel responsible for the accounting, financial and operating areas of the Company as to the principal criteria adopted in the preparation of the quarterly information, and (b) review of the information and subsequent events that had or might have had significant effects on the financial position and operations of the Company.

3. Based on our special review, we are not aware of any significant change that should be made to the quarterly information referred to above for it to be in conformity with accounting practices emanating from Brazilian corporate law, and with standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of such mandatory quarterly information.

4. The consolidated balance sheet of March 31, 2002, presented for comparative purposes, and the consolidated statements of income for the quarter and semester ended June 30, 2001 were reviewed by other auditors and their reports dated May 9, 2002 and August 9, 2001, respectively, were issued without qualification.

5. The consolidated financial statements referred to above are a translation and adaptation of those originally issued in the Portuguese language and are in conformity with accounting practices emanating from Brazilian corporate law. Certain accounting practices applied by the Company and its subsidiaries that conform with those accounting practices in Brazil may not conform with generally accepted accounting principles in the countries where these financial statements may be used.

São Paulo, August 12, 2002

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONSOLIDATED BALANCE SHEETS--JUNE 30 AND MARCH 31, 2002
(In thousands of Brazilian reais)
(Unaudited)

ASSETS	Notes	June 30, 2002	March 31, 2002
CURRENT ASSETS:			
Cash and cash equivalents		2,537,911	1,471,128
Trade accounts receivable		449,750	1,696,478
Allowance for doubtful accounts		(71,018)	(54,929)
Recoverable taxes		36,825	39,585
Deferred income tax	(18)	253,416	237,257
Other receivables		497,259	97,177
Inventories	(3)	2,467,715	2,312,795
Prepaid expenses		44,037	43,770
Total current assets		6,215,895	5,843,261
NONCURRENT ASSETS:			
Trade accounts receivable		117,768	73,554
Recoverable taxes		3,259	3,402
Compulsory loans, guarantee and other deposits		366,413	300,165
Other receivables		15,228	12,684
Deferred income tax	(18)	141,098	118,072
Prepaid expenses		53,402	15,493
Assets for sell		53,879	-
Total noncurrent assets		751,047	523,370
PERMANENT ASSETS:			
Investments	(4)	12,639	10,324
Property, plant and equipment	(5)	799,815	744,925
Deferred charges	(6)	551,079	512,291
Total permanent assets		1,363,533	1,267,540
TOTAL ASSETS		8,330,475	7,634,171

LIABILITIES AND SHAREHOLDERS' EQUITY	Notes	June 30, 2002	March 31, 2002
CURRENT LIABILITIES:			
Loans	(7)	901,933	849,599
Suppliers		778,783	632,251
Accounts payable	(8)	117,045	133,659
Customers' advances	(9)	1,006,068	855,885
Taxes and social charges payable	(10)	468,446	400,796
Accrued taxes on income		49,688	48,698
Dealers and sales agents		1,613	1,307
Accrued liabilities	(11)	574,348	551,872
Dividends	(12)	377	102,327
Interest on capital	(12)	53,682	53,600
Deferred income tax	(18)	4,587	4,665
Total current liabilities		3,956,570	3,634,659
LONG-TERM LIABILITIES:			
Loans	(7)	612,801	532,064
Accounts payable	(8)	669,707	534,874
Customers' advances	(9)	274,990	227,698
Long-term portion of refinanced taxes	(10)	48,083	48,854
Accrued liabilities	(11)	24,864	24,439
Deferred income tax	(18)	34,976	34,737
Total long-term liabilities		1,665,421	1,402,666
MINORITY INTEREST		21,676	20,270
SHAREHOLDERS' EQUITY:	(13)		
Capital		1,646,827	1,645,838
Capital reserves		123,295	120,982
Income reserves		692,306	692,306
Retained earnings		224,380	117,450
Total shareholders' equity		2,686,808	2,576,576
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		8,330,475	7,634,171

The accompanying notes are an integral part of these balance sheets.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONSOLIDATED STATEMENTS OF INCOME
FOR THE QUARTERS AND SEMESTERS ENDED JUNE 30, 2002 AND 2001
(In thousands of Brazilian reais)
(Unaudited)

	Notes	2002 Second quarter	2002 First semester	2001 Second quarter	2001 First semester
SALES:					
Gross sales-					
Domestic market		53,349	89,092	44,485	74,603
Foreign market		1,504,430	2,828,509	1,920,375	3,447,603
Sales deductions		(1,670)	(33,167)	(46,683)	(79,117)
NET SALES		1,556,109	2,884,434	1,918,177	3,443,089
COST OF SALES		(905,680)	(1,731,570)	(1,050,123)	(1,977,323)
GROSS PROFIT		650,429	1,152,864	868,054	1,465,766
OPERATING INCOME (EXPENSES):					
Administrative		(80,999)	(145,081)	(66,858)	(103,728)
Selling		(120,397)	(233,709)	(133,618)	(249,721)
Other expenses, net		(47,444)	(92,626)	(22,768)	(35,796)
Equity in unconsolidated subsidiary		46	247	369	369
Employee profit sharing		(15,625)	(30,703)	(48,152)	(58,576)
INCOME FROM OPERATIONS BEFORE FINANCIAL INCOME (EXPENSES)		386,010	650,992	597,027	1,018,314
FINANCIAL INCOME (EXPENSES):					
Interest expenses		(45,061)	(96,000)	(44,298)	(74,649)
Interest income		48,715	107,502	100,035	177,028
Monetary and exchange variations, net		(193,231)	(217,973)	(149,914)	(310,341)
INCOME FROM OPERATIONS AFTER FINANCIAL INCOME (EXPENSES)		196,433	444,521	502,850	810,352
NONOPERATING EXPENSES, NET		(1,342)	(1,707)	(4,983)	(10,088)
INCOME BEFORE TAXES		195,091	442,814	497,867	800,264
Provision for income tax		(65,783)	(139,838)	(127,117)	(218,210)
Deferred income and social contribution taxes	(18)	39,024	42,990	(31,296)	(22,539)
INCOME AFTER TAXES		168,332	345,966	339,454	559,515
MINORITY INTEREST		(1,873)	(3,146)	(1,052)	(2,390)
NET INCOME		166,459	342,820	338,402	557,125
EARNINGS PER THOUSAND SHARES OUTSTANDING AT END OF QUARTER/ SEMESTER - R$		0.23401	0.48193	0.54466	0.89669

The accompanying notes are an integral part of these statements.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE SEMESTER ENDED JUNE 30, 2002
(In thousands of Brazilian reais)
(Unaudited)

	Capital	Capital reserves	Legal reserves	Income reserves	Retained earnings	Total
BALANCE AS OF DECEMBER 31, 2001	941,338	118,723	118,060	1,278,746	-	2,456,867
Capital increase	705,489	-	-	(704,500)	-	989
Tax incentive reserves	-	4,572	-	-	-	4,572
Net income	-	-	-	-	342,820	342,820
Interest on capital	-	-	-	-	(118,440)	(118,440)
BALANCE AS OF JUNE 30, 2002	1,646,827	123,295	118,060	574,246	224,380	2,686,808

The accompanying notes are an integral part of these statements.

1. OPERATIONS

Embraer - Empresa Brasileira de Aeronáutica S.A. (the "Company") is engaged in the design, development, production and marketing of a range of jet and turboprop aircraft for regional airline and defense use, of light reciprocating and turboprop aircraft for general aviation, corporate and agricultural uses and of aviation-related structural parts and mechanical and hydraulic systems.

2. BASIS OF PRESENTATION OF FINANCIAL STATEMENTS

a) Presentation of Financial Statements

The financial statements were prepared in accordance with accounting practices emanating from Brazilian corporate law and additional regulations of the "Comissão de Valores Mobiliários", the Brazilian Securities Commission (the "CVM"), and are an English language adaptation of the interim financial statements submitted to the CVM in Brazil, for the convenience of users outside Brazil.

Certain accounting practices applied by the Company and its subsidiaries that conform with accounting practices emanating from Brazilian corporate law may not conform with generally accepted accounting principles in the countries where these financial statements may be used.

The consolidated financial statements include the accounts of the Company and of the following subsidiaries: Embraer Aircraft Holding Inc. - EAH, Embraer Finance Ltd. - EFL, Trumpeter Inc., Indústria Aeronáutica Neiva S.A. - NEIVA, ELEB - Embraer Liebherr Equipamentos do Brasil S.A., Embraer Aviation Europe SAS - EAE, Embraer Europe SARL - EES, Embraer Australia PTY Ltd. - EAL, Embraer Credit Ltd. - ECL and Embraer Representation LLC - ERL. On January 1, 2002, Embraer Aircraft Corporation - EAC and Embraer Services Inc. - ESI became subsidiaries of Embraer Aircraft Holding Inc. - EAH.

The reconciliation between the amounts reported by the Company in its individual financial statements, not presented herein, and the consolidated amounts is as follows:

	Net income for the periods ended June 30,		Shareholders' equity	
	Quarter	Semester	June 30, 2002	March 31, 2002
Company	178,834	351,267	2,779,722	2,657,115
Unrealized profit (*)	(12,375)	(8,447)	(92,914)	(80,539)
Consolidated	166,459	342,820	2,686,808	2,576,576

(*) Unrealized profit arises from sales by the Company to its subsidiaries, and also between the subsidiaries, of spare parts, aircraft and marketing rights, eliminated in consolidation.

3. INVENTORIES

	June 30, 2002	March 31, 2002
Finished products	248,242	177,719
Work-in-process	738,221	826,001
Raw materials	1,061,579	1,033,194
Used aircraft for resale	6,832	5,698
Supplies	2,435	2,387
Inventory in transit	252,532	154,073
Advances to suppliers	157,874	113,723
	2,467,715	2,312,795

Inventories, when applicable, are reduced to their replacement cost (raw materials) and net realizable value (work-in-process and finished products), as follows:

(a) Allowance for Reduction to Market Value--Inventories of work-in-process and finished products are reduced to net realizable value after deduction for costs, taxes and selling expenses. Inventories of raw materials are reduced to market value based on the average cost compared with the average cost of replacement.

(b) Allowance for Obsolescence--For items without usage for more than two years, provisions were made for possible losses on excess and obsolete supplies and work-in-process inventories, based on management's estimate of net realizable values.

4. INVESTMENTS

a) Balances

	June 30, 2002	March 31, 2002
Affiliated company:		
Expressprop LLC (*)	12,639	10,324
	12,639	10,324

(*) Embraer owns 25% of the capital stock of this company.

b) Relevant Information on Consolidated Subsidiaries

	June 30, 2002			June 30, 2001	
	Ownership (%)	Shareholders' equity	Net income (loss) - Q2	Shareholders' equity	Net income (loss) - Q2
Embraer Aircraft Holding Inc. - EAH	100.00	198,060	(4,078)	-	-
Embraer Aircraft Corporation - EAC	-	-	-	117,441	5,498
Embraer Finance Ltd. - EFL	100.00	(8,557)	(24,617)	44,019	1,874
Embraer Services Inc. - ESI	-	-	-	19,637	1,067
Trumpeter Inc.	100.00	12,123	45	9,325	343
Indústria Aeronáutica Neiva S.A. - NEIVA	100.00	17,971	(1,378)	12,061	288
ELEB - Embraer Liebherr Equipamentos do Brasil S.A.	60.00	51,638	4,388	44,663	1,419
Embraer Aviation Europe SAS - EAE	100.00	50,635	17,432	45,480	(8,081)
Embraer Europe SARL - EES	100.00	947	26	(338)	(449)
Embraer Australia PTY Ltd. - EAL	100.00	2,287	(1,987)	2,494	(1,624)
Embraer Credit Ltd. - ECL	100.00	(7,785)	(915)	(3,160)	(1,154)

Starting January 1, 2002, the subsidiaries in the United States, including Embraer Services Inc., Embraer Aircraft Customer Services Inc. (formerly Embraer Aircraft Corporation), Embraer Aircraft Marketing Corporation, Embraer Aircraft Maintenance Services Inc. and Aerochain LLC, have been transferred to a new holding company, Embraer Aircraft Holding Inc. - EAH, incorporated as a wholly-owned subsidiary of the Company. In addition, a new subsidiary of the Company was created in the United States, Embraer Representation LLC, which is not yet in operation.

At the end of 2001, the Company signed a contract with Reliance Aerotech Inc. for the acquisition of operating assets of Celsius Aerotech Inc., located in Nashville, Tennessee. This transaction was concluded in March 2002 and the operations are being conducted by Embraer Aircraft Maintenance Services Inc. This unit's business is to provide maintenance services for aircraft and components.

5. PROPERTY, PLANT AND EQUIPMENT

	Annual depreciation rate (%)	June 30, 2002 Restated and revalued cost	Accumulated depreciation	Net	March 31, 2002 Net
Land	-	17,060	-	17,060	17,063
Buildings and land improvements	2.08 to 10.00	370,414	(118,307)	252,107	236,342
Installations	3.23 to 10.00	177,985	(123,519)	54,466	60,955
Machinery and equipment	5.88 to 20.00	336,357	(195,655)	140,702	116,830
Furniture and fixtures	10.00 to 20.00	33,847	(17,075)	16,772	13,430
Vehicles	9.09 to 20.00	9,184	(5,530)	3,654	3,689
Aircraft	9.6 to 20.40	181,519	(65,170)	116,349	96,784
Computers and peripherals	20.00	93,644	(49,716)	43,928	37,267
Software	20.00	71,736	(21,303)	50,433	49,522
Other	20.00	19,194	(3,449)	15,745	16,643
Advances to suppliers	-	1,510	-	1,510	2,770
Construction in progress	-	87,089	-	87,089	93,630
		1,399,539	(599,724)	799,815	744,925

On December 30, 1988 and April 30, 1991, the Company recorded revaluations of its operating assets. The remaining balance of these revaluations at June 30 and March 31, 2002 amounted to R$115,757 and R$117,868, respectively. The corresponding revaluation reserves were used to increase capital and, except for the portion related to real estate, were included in the computation of taxable income for income tax purposes. The depreciation rates of the revalued assets were determined based on the revised estimated useful lives of these assets, in accordance with the appraisal reports.

6. DEFERRED CHARGES

	June 30, 2002 Cost	Accumulated amortization	Net	March 31, 2002 Net
ERJ 135/140/145 (*)	581,649	(400,758)	180,891	187,421
EMBRAER 170/190	343,701	-	343,701	294,747
Other	31,623	(5,136)	26,487	30,123
	956,973	(405,894)	551,079	512,291

(*) Includes research and development costs for the Legacy, the Company's line of corporate jets.

Deferred charges include the compensation of engineers assigned to the development of each new aircraft, support services, certain production overhead, tooling, and direct labor and materials to construct a prototype of the aircraft or relevant components. Also included are the costs of testing the prototype and subsequent design changes.

The amortization of deferred charges is computed based on the estimated number of aircraft to be produced, for each project, starting when benefits begin to be generated, and is allocated to production costs.

For suspended projects, or those for which full realization is considered unlikely, the deferred charges are written off or reduced to estimated net realizable value.

ERJ 135/140/145

Regional jet aircraft family composed of the ERJ 135, ERJ 140 and ERJ 145, certified to operate with 37, 44 and 50 seats, respectively. These aircraft share approximately 96% of common parts and components.

In July 2000, the Company introduced an executive jet: the Legacy. This aircraft is a derivative of the ERJ 135 and will be produced in two versions: executive and corporate shuttle. The Legacy received certification to operate commercially in Brazil on December 10, 2001 and on July 5, 2002, from the Joint Aviation Authorities (JAA), the European entity for aircraft certification.

As of June 30, 2002, the delivery and firm orders position is as follows:

	Delivered	Firm orders
ERJ 135	89	43
EMB 135	10	26
ERJ 140	42	132
ERJ 145	428	149
EMB 145	2	-
Legacy	2	37

A modified platform of the ERJ 145 is in the development stage (EMB 145 AEW&C - Airborne Early Warning and Control aircraft, EMB 145 RS - Remote Sensing aircraft and EMB 145 MP - Marine Remote Sensing aircraft) for use by the Brazilian, Mexican and Greek governments. As of June 30, 2002, the Company had 15 firm orders for this aircraft. On June 24, 2002, the "Instituto de Fomento e Coordenação Industrial - IFI" of the "Centro Técnico Aeroespacial - CTA" issued the supplementary certificate - CHST for the aircraft R-99A e R-99B. On July 24, 2002, the first three aircraft that make part of the Amazonia Vigilance System were delivered.

The EMB 135 and EMB 145 aircraft are those which are operated by customers other than regional airlines.

EMBRAER 170 and EMBRAER 190

The Company is developing a new family of commercial jets composed of the EMBRAER 170 for 70 passengers, EMBRAER 175 for 78 passengers, EMBRAER 190 for 98 passengers and EMBRAER 195 for 108 passengers.

The first model to reach full development is the EMBRAER 170; the prototype was officially introduced on October 29, 2001.

On February 19, 2002, the EMBRAER 170 made its first flight, initiating the test flight and certification process. On July 13, 2002, the fifth EMBRAER 170 made its first take off, as part of the certification program. As of June 30, 2002, the Company had 112 firm orders for this aircraft family.

Research and development costs per aircraft, as of June 30, 2002, as well as the backlog, are presented below:

	In thousands of reais except for quantities in units	
	ERJ 135/ 140/145 (*)	EMBRAER 170/190
Deferred costs	581,649	343,701
Accumulated amortization	(400,758)	-
Net	180,891	343,701
Quantity of aircraft projected for the program at June 30, 2002	960	650
Quantity of aircraft at June 30, 2002:		
Delivered	573	-
Firm orders	387	112
Options with exercisable date in:		
2002	84	-
2003	104	-
2004	124	10
2005	54	12
Thereafter	130	180
Total options	496	202
Total	1,456	314

(*) The quantities include the Legacy, EMB 135 and EMB 145 backlog but do not include the EMB 145 AEW&C, EMB 145 RS and EMB 145 MP backlog.

7. LOANS

a) Composition

	Currency	Annual interest rate (%)	June 30, 2002	March 31, 2002
Foreign currency:				
Materials acquisition	U.S. dollar	3.24 to 7.06 LIBOR + 0.85 to 3.58	362,370	294,218
	Japanese yen	1.31 to 1.97 JIBOR + 1.15 to 1.67	520,224	421,377
Export financing	U.S. dollar	LIBOR + 1.50	28,736	24,598
Advances on export sales contracts	U.S. dollar	2.15 to 5.75	110,175	293,513
Project development - FINEM	U.S. dollar	LIBOR + 3.00	37,988	33,375
Working capital	U.S. dollar/French franc/Euro	3.48 to 6.75	343,674	203,564
Property and equipment additions	U.S. dollar	10.15 to 11.80	24,320	19,962
			1,427,487	1,290,607
Local currency:				
Project development - FINEM		TJLP plus 3.00 to 5.50	82,700	86,547
Property and equipment additions		TJLP plus 3.30 to 5.00	4,547	4,509
			87,247	91,056
Total debt			1,514,734	1,381,663
Less- Current maturities			901,933	849,599
Long-term portion			612,801	532,064

b) Long-term Maturities

Year	June 30, 2002	March 31, 2002
2003	139,214	166,585
2004	260,545	204,045
2005	121,810	95,057
2006	89,986	66,335
2007	1,246	42
	612,801	532,064

c) Currency Analysis

Total debt is denominated in the following currencies:

	Exchange rate at June 30, 2002 (Brazilian reais per foreign currency unit)	June 30, 2002	March 31, 2002
Brazilian real	1.000	87,247	91,056
U.S. dollar	2.8444	907,263	869,230
Japanese yen	0.023787	520,224	421,377
		1,514,734	1,381,663

The exchange rate changes in relation to the Brazilian real were as follows:

	Increase (Decrease) - %	
	Quarter ended	
	June 30, 2002	March 31, 2002
U.S. dollar	22.41	0.14
Euro	39.41	(1.82)
Japanese yen	35.77	(1.06)

Total debt denominated in Brazilian reais is subject to monetary restatement based on the Brazilian long-term interest rate (TJLP).

The annualized increase in this index was as follows:

	%	
	June 30, 2002	March 31, 2002
TJLP	9.50	10.00

The Company and its subsidiaries partially hedge their foreign currency liabilities. In the opinion of management, the Company's exposure to devaluation of the Brazilian real against other currencies is minimized by the substantial amount of sales revenues denominated in U.S. dollars.

d) Interest and Guarantees

The foreign currency financing outstanding at June 30, 2002 was subject to weighted average annual interest of 3.42% (3.92% at March 31, 2002) plus exchange variation; for local currency financing outstanding at June 30, 2002, the weighted average annual interest rate was 13.16% (13.63% at March 31, 2002).

The Company negotiated reductions in the spreads on loans from the BNDES (National Economic and Social Development Bank) from 4.5% for the FINEM line (a line of credit made available by BNDES to Brazilian corporations) and 6.5% for the import line, to 3% and 5.5% per year, respectively, and on the collateral, effective January 1, 1997. Because of these decreases, the Company pays fees to the BNDES of 0.35% on each ERJ 145 aircraft sold, limited to 420 aircraft sold between January 1, 1997 and December 31, 2005. In April 2002, the 420th ERJ 145 aircraft was delivered.

Collateral for part of these loans includes the pledge of property, machinery, equipment and inventories, in the amount of R$350,146. Of this amount, R$90,183 is related to a second mortgage on real estate.

8. ACCOUNTS PAYABLE

	June 30, 2002	March 31, 2002
Brazilian Air Force (a)	5,306	4,733
Insurance	13,517	4,107
Commercial rebates (b)	23,776	40,843
Pension plan contributions	1,447	1,492
Contributions from suppliers (c)	661,621	528,491
Customer credits (d)	49,838	57,887
Other	31,247	30,980
	786,752	668,533
Less- Current portion	117,045	133,659
Long-term portion	669,707	534,874

(a) Represents materials related to the delivery of AM-X aircraft.

(b) Credits for spare parts to be given to customers.

(c) The Company has agreements with strategic suppliers concerning research and development activities. Several supply contracts require that the supplier contribute with cash to the Company as compensation of research and development activities. As part of this supply agreement, these contributions are linked to the compliance of some important performance steps by the Company, including aircraft certification, first delivery and minimum number of aircraft delivered. The Company accounts that contribution as a liability when received, and this liability is not required when certain requirements are met.

(d) Accruals to compensate customers for certain financing costs.

9. CUSTOMERS' ADVANCES

	June 30, 2002	March 31, 2002
Local currency	92,876	100,777
Foreign currency	1,188,182	982,806
	1,281,058	1,083,583
Less- Current portion	1,006,068	855,885
Long-term portion	274,990	227,698

The foreign currency advances are subject to exchange variation based on the U.S. dollar. Segregation between current and long-term portions is based on contractual terms to deliver the related aircraft.

10. TAXES AND SOCIAL CHARGES PAYABLE

a) Composition

	June 30, 2002	March 31, 2002
Refinanced taxes:		
INSS (social charges on payroll)	51,446	52,222
FNDE (education tax on payroll)	7,517	7,358
	58,963	59,580
Current taxes	457,566	390,070
	516,529	449,650
Less- Current portion	468,446	400,796
Long-term portion	48,083	48,854

As of June 30, 2002, the Company had obtained preliminary injunctions for the offset or recovery of past payments totaling R$421,269 (R$357,509 as of March 31, 2002), monetarily restated. The monetary restatement is recorded as financial expenses.

The outstanding balances of refinanced taxes as of June 30, 2002 are subject to monthly interest of 1%, added to the principal.

b) Maturities of Long-term Portion

Year	June 30, 2002	March 31, 2002
2003	2,327	3,462
2004	4,653	4,616
2005	4,653	4,616
2006	4,653	4,616
2007 to 2013	31,797	31,544
	48,083	48,854

11. ACCRUED LIABILITIES

	June 30, 2002	March 31, 2002
Accrued vacations	113,818	89,763
Accrued pension plan costs	14,596	6,241
Employee profit sharing	30,703	87,474
Product warranties	179,809	130,593
Product improvement (a)	126,458	100,770
Deferred State VAT and taxes on sales	7,056	6,298
Reserve for losses and contractual obligations	8,393	16,265
Technical assistance/training (b)	60,051	43,545
Contingencies (c)	29,044	28,196
Reserve for losses on hedge transactions	-	47,781
Other	29,284	19,385
	599,212	576,311
Less- Current portion	574,348	551,872
Long-term portion	24,864	24,439

(a) Amounts accrued to implement improvements in aircraft sold to meet contractual performance indices.

(b) Costs in connection with the contractual obligation to provide technical assistance and training of mechanics and airplane crews of customers.

(c) The reserve for contingencies is recorded based on the opinion of legal counsel, with regard to the expected outcome of all pending litigation.

The composition of the reserve for contingencies is as follows:

	June 30, 2002	March 31, 2002
Labor contingencies (a)	9,845	9,626
Import tax (b)	1,721	1,352
FUNDAF (c)	9,560	9,829
Tax contingencies (d)	7,918	7,389
	29,044	28,196

(a) The labor lawsuits are brought by unions on behalf of employees or by individuals, in which former employees are individually claiming overtime, productivity premiums, reinstatement, allowances, and retroactive salary increases and adjustments.

A lawsuit claiming a retroactive salary increase was brought by the union in June 1991 in the name of all employees of the Company in November 1990. The objective of the claim is to backdate to the months of November and December 1990 the salary increase granted by the Company in January and February 1991, through an agreement with the employees' union. As of June 30, 2002, 97% of current and former employees have agreed to settlements. The Company is currently attempting to settle this case with the employees who have not yet settled.

The total of the labor litigation mentioned above is approximately R$17,637. The processes are in various stages awaiting judgment. Based on opinions of the Company's legal counsel and on the success of certain rulings and negotiations which are expected to occur, the amount accrued is considered sufficient by management.

(b) Related to import duty and VAT (IPI) tax on imported materials for two flight simulators which must be exported to be exempt from such taxes. Due to default, by the customer, these products were exported after the previously established period. The tax authorities assessed the Company which is currently discussing the payment terms.

(c) Related to a tax entitled FUNDAF (Special Fund for Development and Improvement of Taxation), demanded by the Federal tax authorities on customs clearance of imported materials. In October 1999, the tax authorities assessed the Company which is currently challenging the legality of the tax.

(d) Deficiency notice from the Federal Revenue Department and social contributions which are being challenged due to their applicability, and nationalization taxes calculated based upon concessionary acts due in 2002.

In addition, the Company is involved in other legal proceedings, all of which arose in the ordinary course of business. In the opinion of management, none of these proceedings is expected to have a material adverse effect on the financial position or results of operations of the Company.

12. DIVIDENDS AND INTEREST ON CAPITAL

Under the terms of the Company's bylaws, shareholders of all types of shares are entitled to minimum dividends of 25% on net income for the year. Preferred shares do not have voting rights but are entitled to priority in the redemption of capital.

On June 14, 2002, the Board of Directors approved the payment of interest on capital (starting July 15, 2002) for the second quarter of the current year in the amount of R$53,079, net of withholding income tax. This payment will be offset against compulsory dividends, and is subject to ratification at the annual shareholders' meeting that will approve the financial statements for the year ending December 31, 2002.

Holders of preferred shares received interest at 10% higher than that attributed to common shares, at the rate of R$0.0735, in accordance with Brazilian law. Common shareholders received interest at the rate of R$0.0668 per share.

The amounts above are net of withholding income tax, at a 15% rate.

13. SHAREHOLDERS' EQUITY

a) Capital

In conformity with the stock option plan, on June 25, 2002, 632,051 preferred shares were subscribed, representing a capital increase of R$989.

As a result, the capital increased R$1,646,827, represented by 711,345,093 shares, without par value, consisting of 242,544,448 common shares, including one special share, and 468,800,645 preferred shares.

This new capital will be ratified at the next Board of Directors Meeting, with the fifth article of the bylaws to be changed at the next Extraordinary Shareholders' Meeting.

At June 30, 2002, the Company's updated fully paid capital is represented by:

Classes of shares	Quantity	R$
Common shares	242,544,447	561,512
Special common share	1	-
Preferred shares	468,800,645	1,085,315
	711,345,093	1,646,827

a.1) Special Common Share - "Golden Share"

One special class share ("golden share") is held by the Brazilian Government. As holder of the golden share, the Brazilian Government is entitled to the same voting rights as the other holders of common shares. In addition, the golden share carries veto power over the following actions:

I - Change of the Company name and corporate purpose.

II - Change and use of Company logo.

III - Creation of or change in defense programs, which may or may not involve the Brazilian Government.

IV - Acceptance, for defense programs, of the technological qualifications of third parties.

V - Interruption of the supply of maintenance and spare parts for defense aircraft.

VI - Change in ownership control.

VII - Any change to the list of corporate actions over which the golden share carries veto power, to the structure and composition of the Board of Directors, and to the rights attributed to the golden share.

a.2) Composition of Shareholders

	Quantity					
	Common		Preferred		Total equity interest - %	
Shareholders	June 30, 2002	March 31, 2002	June 30, 2002	March 31, 2002	June 30, 2002	March 31, 2002
Caixa de Previdência dos Funcionários do Banco do Brasil - Previ	57,594,480	57,594,480	60,872,078	60,872,078	16.65	16.67
Fundação SISTEL de Seguridade Social	48,508,890	48,508,890	13,044,325	18,814,825	8.65	9.47
Cia. Bozano	48,509,220	48,509,220	25,703,912	25,703,912	10.43	10.44
Bozano Holdings, Ltd.	-	-	23,896,920	23,896,920	3.36	3.36
BNDES Participações S.A. - BNDESPAR	2,071,000	2,071,000	60,065,206	60,065,206	8.74	8.74
Dassault Aviation	13,744,186	13,744,186	1,953,132	1,953,132	2.21	2.21
Thomson CSF/Thales	13,744,186	13,744,186	1,953,132	1,953,132	2.21	2.21
EADS	13,744,186	13,744,186	1,953,132	1,953,132	2.21	2.21
SNECMA	7,276,332	7,276,332	1,034,010	1,034,010	1.17	1.17
Brazilian Government	3,514,388	3,514,388	499,415	499,415	0.56	0.56
Other	33,837,580	33,837,580	277,825,383	271,422,832	43.81	42.96
	242,544,448	242,544,448	468,800,645	468,168,594	100.00	100.00

b) Stock Options

The Special Shareholders' Meeting on April 17, 1998 approved a stock option plan for management and employees, including those of the subsidiaries, subject to restrictions based on continuous employment with the Company for at least two years. The Administration Committee, which was appointed by the Board of Directors on the same date, is responsible for defining the rules and managing the plan.

Under the terms of the plan, options for 25,000,000 preferred shares are authorized to be granted. At the end of the third and fourth years subsequent to the grant, the employees will have the right to exercise 30% of the option, respectively, and the remaining 40% at the end of the fifth year, if still employed by the Company on each date.

As of June 30, 2002, the Administration Committee had made seven grants, equivalent to 400 lots of 50,000 shares each, totaling 19,700,000 preferred shares, net of 300,000 shares which were forfeited, as the grantees are no longer employees of the Company.

Options are granted with an exercise price equal to the weighted average price of the Company's preferred shares traded on the BOVESPA (São Paulo Stock Exchange) in the 60 trading days prior to the grant date, increased or decreased by 30%, as defined by the Administration Committee. Such percentage is deemed to offset unusual fluctuations in the market price during this 60-day period.

The plan terminates five years after the first grant. No amounts have been charged to expense for the options. Information regarding options granted to management and employees is shown in the following table:

	Shares
Available for grant as of April 17, 1998	25,000,000
Granted:	
1998	7,250,000
1999	5,300,000
2000	5,200,000
2001	1,950,000
Less- Canceled grants	300,000
Available for grant as of June 30, 2002	5,000,000

Status of Outstanding Options as of June 30, 2002

Grant date	Exercise date	Maturity	Number of shares granted
November 1998	November 2001	November 2005	68,525
May 1998 and 1999	May 2002	May 2005 and 2006	735,000
November 1998 and 1999	November 2002	November 2005 and 2006	1,625,000
May 1998, 1999 and 2000	May 2003	May 2005, 2006 and 2007	2,520,000
November 1998, 1999 and 2000	November 2003	November 2005, 2006 and 2007	1,700,000
May 1999, 2000 and 2001	May 2004	May 2006, 2007 and 2008	2,990,000
November 1999 and 2000	November 2004	November 2006 and 2007	1,075,000
May 2000 and 2001	May 2005	May 2007 and 2008	2,165,000
November 2000	November 2005	November 2007	500,000
May 2001	May 2006	May 2008	780,000
		Total options exercisable	14,158,525

14. FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial assets and liabilities have been determined using available market information and appropriate valuation methodologies. However, considerable judgment was required in interpreting market data to produce the estimated fair values. Accordingly, the estimates presented below are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair values.

As of June 30, 2002, the Company had the following financial instruments:

(a) Cash and Cash Equivalents, Trade Accounts Receivable, Other Current Assets and Accounts Payable--The book values of cash and cash equivalents, trade accounts receivable, other current assets and accounts payable approximate their fair values.

(b) Loans--Subject to interest at usual market rates, as set forth in Note 7. The estimated fair value was calculated based on the present value of future cash payments using interest rates that are currently available to the Company for debt with similar terms and maturities. The estimated fair value for the loans, including short-term installments, is as follows:

	June 30, 2002	March 31, 2002
Book value	1,514,734	1,381,663
Fair value	1,507,255	1,372,882

(c) Financed Taxes--The conditions are similar to the usual terms for financed taxes and there are no material differences related to interest rates applicable to loans. The estimated fair value was calculated based on the present value of future cash payments using interest rates that are currently available to the Company for issuance of debt with similar terms and maturities. The estimated fair value for the financed taxes, including short-term installments, is as follows:

	June 30, 2002	March 31, 2002
Book value	58,963	59,580
Fair value	39,143	39,622

(d) Derivatives--The derivative financial instruments held by the Company at June 30, 2002 consist of interest rate swaps and foreign currency forward contracts.

The debt swaps associated with Japanese yen denominated debt are designed to cover the future maturities of that debt; consequently, the index contracted was the CDI (rates for interbank deposits). As of June 30, 2002, the principal amount of the debt swap was ¥10.7 billion, equivalent to R$257 million. The swap was recorded at market value at the balance sheet date and unrealized losses of R$4.9 million were recognized in income.

The debt swaps associated with U.S. dollar denominated debt are designed to cover the future maturities of that debt; consequently, the index contracted was the CDI. As of June 30, 2002, the principal amount of the debt swap was US$20.8 million, equivalent to R$59.2 million. The swap was recorded at market value at the balance sheet date and unrealized gains of R$4.7 million were recognized in income.

Foreign currency forward contracts and cross currency swaps were also entered into to cover the specific risk of import financing obtained in Japanese yen, converting the debt into U.S. dollars. As of June 30, 2002, the principal amount of this contract was ¥4.1 billion, equivalent to R$97.6 million. The foreign currency forward contracts and cross currency swaps were recorded at market value at the balance sheet date and an unrealized gain of R$462 was recognized in income.

(e) Credit Risk--The Company may incur losses related to the sales of spare parts and services. To reduce this risk, customer credit analyses are made continuously.

In relation to accounts receivable from sales of aircraft, the Company may have credit risks while the financing structure has not been completed.

To minimize this risk, the Company works with the financial institutions to facilitate the financing structuring.

For these possible losses, the Company recognized an allowance for doubtful accounts, considered sufficient by management to cover losses on realization.

(f) Interest Rate Risk--This risk is related to interest rate fluctuations which may cause the Company to incur increased financial expenses on its loans.

Hedge contracts were entered into to cover this risk on some operations and, in addition, the Company continuously monitors market interest rates for the purpose of evaluating the possible need to contract new derivative transactions to protect against the risk of volatility in these rates.

As of June 30, 2002, the Company had R$1,514,734 in loans and financing for which the rates are summarized as follows:

	June 30, 2002	March 31, 2002
Foreign currency:		
Fixed interest	805,193	404,017
Floating rates (1)	622,294	886,590
	1,427,487	1,290,607
Local currency:		
Floating rates (2)	87,247	91,056

(1) LIBOR for US$ and Japanese yen.

(2) TJLP.

(g) Exchange Rate Risk--This risk is related to the possibility that the Company may incur losses due to fluctuations in exchange rates, leading to a reduction in amounts billed or an increase in loan amounts.

However, 97% of net sales for the period were denominated in U.S. dollars and this situation may continue for the next few years. The principal strategy is to consider the sales in the foreign market as a natural hedge for the liabilities denominated in foreign currency.

An analysis of the amounts subject to exchange rate risk is based on a forecast of cash flows; eventual unmatched cases are managed individually and for funding in foreign currencies except U.S. dollars, derivative transactions were contracted, as described in item (d) above.

The following table shows the exposure by currency as of June 30 and March 31, 2002, based on the book value of loans, cash and cash equivalents, without the effects of derivative operations:

	Without hedge operations effects		With hedge operations effects	
	June 30, 2002	March 31, 2002	June 30, 2002	March 31, 2002
Loans:				
Brazilian real	87,247	91,056	409,735	199,402
U.S. dollar	907,263	869,230	940,071	928,341
Japanese yen	520,224	421,377	164,928	253,920
Total (1)	1,514,734	1,381,663	1,514,734	1,381,663
Cash and cash equivalents:				
Brazilian real	1,911,123	901,179	1,911,123	901,179
U.S. dollar	622,153	551,484	622,153	551,484
Euro	3,616	17,539	3,616	17,539
Australian dollar	684	926	684	926
Singaporean dollar	89	-	89	-
Other	246	-	246	-
Total (2)	2,537,911	1,471,128	2,537,911	1,471,128
Net exposure (1 - 2):				
Brazilian real	(1,823,876)	(810,123)	(1,501,388)	(701,777)
U.S. dollar	285,110	317,746	317,918	376,857
Japanese yen	520,224	421,377	164,928	253,920
Euro	(3,616)	(17,539)	(3,616)	(17,539)
Australian dollar	(684)	(926)	(684)	(926)
Singaporean dollar	(89)	-	(89)	-
Other	(246)	-	(246)	-

15. SUPPLEMENTARY RETIREMENT PLAN

a) Company

On June 26, 1998, the Board of Directors approved the implementation of the Embraer Supplementary Retirement Plan, with the Company initiating its contributions on July 1, 1998.

The plan is a private, defined-contribution plan where participation is optional; it is administered by a Brazilian pension fund administrator controlled by Banco do Brasil. Company contributions to the plan in the second quarter of 2002 and 2001 were R$2,784 and R$2,232, respectively.

b) Subsidiary

Embraer Aircraft Customer Services Inc. (formerly Embraer Aircraft Corporation - EAC), a subsidiary of Embraer Aircraft Holding Inc. - EAH, sponsors a defined benefit plan which includes a pension plan and a post-retirement medical plan.

The expected costs of providing post-retirement medical benefits to an employee and the employee's beneficiaries and covered dependents are accrued during the years that the employee renders the service. To determine the periodic pension expense and contributions to the plan, the actuarial method used is the "projected unit credit method".

The pension plan of Embraer Aircraft Customer Services Inc. is accounted for in accordance with standards of the U.S. Financial Accounting Standards Board (FASB). Management is of the opinion that the accounting principles used by the subsidiary do not have significant differences in relation to CVM Instruction No. 371, issued on December 13, 2000.

For employees hired starting October 1, 2001, the supplementary pension plan changed from defined benefit to defined contribution.

The subsidiaries Indústria Aeronáutica Neiva S.A. - NEIVA, ELEB - Embraer Liebherr Equipamentos do Brasil S.A. and Embraer Aviation International - EAI have private supplementary retirement plans for their employees; the plans are the defined contribution type and participation by the employees is optional. During the second quarter of 2002, the subsidiaries contributed R$64, R$86 and R$321 to the plans, respectively (NEIVA - R$54, ELEB - R$76 and EAI - R$163 in the second quarter of 2001).

16. EMPLOYEE PROFIT SHARING

The Company has an employee profit sharing policy (PLR) linked to action plans and specific goals which are established and agreed at the beginning of each year. As of June 30, 2002, the Company recognized an accrual for profit sharing in the amount of R$30,703.

17. RESPONSIBILITIES AND COMMITMENTS

As a usual aviation industry practice in the worldwide market, the Company may eventually repurchase a number of aircraft. The price per aircraft of any required repurchase is less than the original sale price of the aircraft and less than management's current estimate of the market value of the aircraft type in future years (based on current third-party appraisals of the same type of aircraft). If the Company is required to repurchase all of the related aircraft under repurchase obligations, which covers the period from 2003 to 2007, the Company may be required to pay up to approximately US$500 million for these aircraft. Based on the Company's current estimates and third-party appraisals, management believes that any repurchased aircraft could be sold in the market without loss.

The Company may also be called upon to directly or indirectly guarantee the minimum residual value of its aircraft, including aircraft that have already been delivered. These guarantees are provided to certain customers or for customer financing. In accordance with Company policy, this minimum residual value does not exceed the appraisal value of each aircraft delivered. The value of the guarantee typically ranges from 18% to 25% of the sales price from the 10th to the 15th year after delivery. Based on the Company's current estimates and third-party appraisals, management believes that in the event these guarantees are required, any loss would be immaterial.

The Company is also subject to trade-in options for approximately 4.2% of the firm orders for regional jets, including aircraft which have already been delivered. These options provide that the repurchase price can be applied to the price of an upgraded model or any of the Company's other aircraft. The repurchase price is determined in the manner discussed above for regional jets and as a percentage of original purchase price for corporate jets. Based on the Company's current estimates and third-party appraisals, management believes that any repurchased aircraft could be sold in the market without significant loss or gain.

18. INCOME AND SOCIAL CONTRIBUTION TAX CREDITS

As of June 30, 2002, the Company's subsidiaries had tax loss carryforwards, for which there is no time limit for utilization, composed as follows:

Year	Income tax	Social contribution tax
1993	17,503	11,210
1994	6,723	742
1995	4,276	3,450
1996	2,667	1,848
1997	3,131	2,913
1998	13	13
1999	81	81
2000	19	19
2001	45,669	-
	80,082	20,276

The components of deferred tax assets and liabilities as of June 30 and March 31, 2002 are as follows:

	June 30, 2002	March 31, 2002
Deferred tax assets on:		
Income tax losses	20,021	23,164
Social contribution tax losses	1,825	1,914
Valuation allowance	(14,545)	(10,858)
Effect of tax loss carryforwards, net	7,301	14,220
Temporary differences-		
Reserve for contingencies	3,735	3,660
Reserve for inventories	49,813	32,586
Reserve for losses on deferred charges	547	547
Accrual for product warranties	60,812	44,139
Accrual for losses on investment	6,845	3,241
Accrual for realization of VAT credits	6,857	6,342
Accrual for losses on contracts	2,853	5,530
Accrual for selling expenses	20,418	14,805
Accrued taxes, other than taxes on income	126,383	106,762
Accrual for product improvement	42,996	34,261
Pension accrual	3,823	3,123
Allowance for doubtful accounts	1,295	1,074
Accrued vacations	8,216	15,410
Reserve for losses on hedge transactions	3,585	16,245
Cost-plus commissions	3,053	6,165
Deferred tax on unrealized profit	12,721	6,706
Reserve for reduction to market value	-	10,986
Other	33,261	29,527
	387,213	341,109
Total asset	394,514	355,329
Deferred tax liabilities on:		
Temporary differences-		
Property, plant and equipment revaluation	(19,563)	(19,720)
Special monetary restatement - IPC index	(8,976)	(9,097)
Unmerited profits from foreign subsidiaries	(4,424)	(4,424)
Exchange variation	(162)	(241)
Contracts with government	(2,214)	(2,214)
Accelerated depreciation	(3,423)	(2,963)
Other	(801)	(743)
Total liability	(39,563)	(39,402)
Net deferred tax asset	354,951	315,927

The Company follows the policy of recognizing deferred tax assets on tax loss carryforwards when realization is probable, based on internal studies and projections. These studies indicate that the present amounts should be realized until seven years. Concerning to tax credit of temporary differences referred to not deductible provisions, mainly composed of labor contingency and taxes in judicial discussions, these will be realized according to the conclusion of the mentioned process.

The net deferred tax asset shown above is reflected in the financial statements as follows:

	June 30, 2002	March 31, 2002
Deferred income tax assets:		
Current	253,416	237,257
Noncurrent	141,098	118,072
	394,514	355,329
Deferred income tax liabilities:		
Current	(4,587)	(4,665)
Long term	(34,976)	(34,737)
	(39,563)	(39,402)
	354,951	315,927

The composition of taxes on income included in the statements of income is as follows:

	June 30, 2002 Six months	March 31, 2002 First quarter
Deferred tax asset:		
On loss carryforwards-		
Utilization for the semester/quarter	(29,917)	(26,685)
Change in valuation allowance	(2,816)	871
	(32,733)	(25,814)
Temporary differences-		
Additions	75,722	29,776
	75,722	29,776
Current taxes on income	(139,838)	(74,055)
Income tax expense	(96,849)	(70,093)

19. UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Quarter ended 06.30.02	Accumulated 06.30.02	Quarter ended 06.30.01	Accumulated 06.30.01
Operating activities:				
Net income	166,459	342,820	338,402	557,125
Adjustments to reconcile net income to net cash provided by operating activities-				
Equity in unconsolidated subsidiary	(46)	(247)	(369)	(369)
Minority interest	1,873	3,146	1,052	2,390
Depreciation and amortization	43,481	80,523	48,108	92,147
Obsolescence provision	29,545	34,161	6,342	9,408
Write-off of deferred charges	834	1,561	267	267
Gains (Losses) on permanent asset disposals	5,248	5,507	(352)	(370)
Interest on loans, tax installments and debentures	15,453	37,713	22,303	37,217
Net monetary and exchange variations	278,612	276,185	58,036	117,519
Monetary and exchange variations in consolidated subsidiaries	(55,751)	(51,951)	(11,344)	(26,755)
Provision for losses	2,104	3,307	3,411	17,466
Reversal of deferred income	-	-	(5)	(8)
Deferred income and social contribution taxes	(39,024)	(42,990)	31,296	22,539
Provision for contingencies	-	(4)	265	201
Provision for doubtful accounts	16,089	15,887	8,587	12,925
	464,877	705,618	505,999	841,702
Changes in current assets and liabilities-				
Accounts receivable	1,246,728	991,570	(285,518)	(453,826)
Inventories	(184,465)	(130,782)	(338,945)	(647,997)
Prepaid expenses	(267)	11,949	378	(1,563)
Recoverable taxes	2,760	(846)	(21,679)	(28,880)
Other receivables	(400,082)	(361,675)	(3,262)	(13,843)
Suppliers	146,532	163,068	120,166	545,937
Accrued taxes on income	68,630	(62,605)	27,404	49,116
Accrued liabilities	22,475	62,322	80,061	97,228
Customer advances	150,183	124,309	5,833	76,094
Taxes and social charges payable	990	167,215	32,167	29,013
Other	(16,308)	(26,920)	(1,173)	22,714
	1,037,176	937,605	(384,568)	(326,007)

	Quarter ended 06.30.02	Accumulated 06.30.02	Quarter ended 06.30.01	Accumulated 06.30.01
Changes in noncurrent assets and liabilities-				
Accounts receivable	(44,214)	(661)	(11,057)	(17,846)
Recoverable taxes	143	2,709	3,600	3,600
Other receivables	103,448	86,975	5,940	10,984
Inventories	(53,879)	(53,879)	-	-
Prepaid expenses	(37,909)	(36,845)	-	-
Accounts payable	120,399	85,499	20,310	51,582
Customer advances	47,292	27,650	192,933	210,411
Accrued liabilities	425	(117)	(741)	(145)
Taxes payable	(1,135)	(2,262)	(1,103)	(2,200)
Other	(466)	(1,122)	216	459
	134,104	107,947	210,098	256,845
Net cash provided by operating activities	1,636,157	1,751,170	331,529	772,540
Investing activities:				
Sale of property items	944	955	794	872
Compulsory loans and deposits	(66,248)	(60,770)	(582)	(2,857)
Additions to property, plant and equipment	(52,898)	(97,575)	(64,647)	(108,548)
Additions to deferred charges	(57,742)	(122,851)	(79,039)	(125,943)
Other	(1,014)	(1,014)	(950)	(950)
Net cash used in investing activities	(176,958)	(281,255)	(144,424)	(237,426)
Financing activities:				
Loans repaid	(719,941)	(1,460,060)	(505,116)	(1,386,508)
New loans obtained	475,456	800,454	817,467	1,633,209
Payment of refinanced taxes	(1,160)	(2,311)	(1,126)	(2,243)
Guarantee deposits	(796)	(4,331)	(14,567)	(21,256)
Dividends paid	(101,950)	(101,756)	(69,302)	(115,893)
Interest on capital	(59,448)	(116,234)	(38,561)	(72,414)
Debentures paid	-	-	(3,108)	(3,108)
Grants from risk sharing suppliers	14,434	212,127	9,023	17,251
Capital increase	989	989	3,058	3,058
Net cash provided by (used in) financing activities	(392,416)	(671,122)	197,768	52,096
Net increase in cash and cash equivalents	1,066,783	798,793	384,873	587,210
Cash and cash equivalents, beginning of semester	1,471,128	1,739,118	2,527,916	2,325,579
Cash and cash equivalents, end of semester	2,537,911	2,537,911	2,912,789	2,912,789

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

MANAGEMENT COMMENTS ON CONSOLIDATED PERFORMANCE AS OF JUNE 30, 2002 AND MARCH 31, 2002, INCLUDING UNAUDITED INFORMATION AS OF AND FOR THE QUARTERS AND SEMESTERS ENDED JUNE 30, 2001 AND 2002

(Amounts in thousands of Brazilian reais, unless otherwise indicated)

1. MANAGEMENT COMMENTS

Net Sales, Cost of Goods Sold and Gross Margin

Net sales for 2Q02 totaled R$1,556.1 million, 18.9% lower than the 2Q01 net sales of R$1,918.2 million. Cumulative sales in the first six months of 2002 totaled R$2,884.4 million, 16.2% lower than the R$3,443.1 million in the same period of 2001. The decrease in Embraer's net sales during the period is a consequence of the reduction in aircraft deliveries to the regional market since September 2001.

28 jets were delivered to the regional market in 2Q02, consisting of 18 ERJ 145 and 10 ERJ 140. In addition to the deliveries to the regional market, two Executive Legacy aircraft were delivered to the corporate market. 44 jets of the ERJ 135/140/145 family and one EMB 120 were delivered in 2Q01.

Net sales in 2Q02 were 17.1% higher than the net sales of R$1,328.3 million in 1Q02. 30 aircraft were delivered in 1Q02, the same number as for the quarter ended June 30, 2002 and therefore the increase in net sales in 2Q02 was a result of the currency devaluation during the period, since 96.6% of sales are denominated in U.S. dollars. In 1Q02, currency devaluation was 0.1%, compared with a devaluation of 22.4% in 2Q02.

Deliveries by market	2Q01	3Q01	4Q01	1Q02	2Q02	Six months ended June 30, 2001	2002
Commercial:							
ERJ 135	4	7	2	1	-	18	1
ERJ 145	39	22	15	18	18	67	36
ERJ 140	-	8	14	10	10	-	20
EMB 120	1	1	-	-	-	1	-
Corporate & Defense:							
Legacy Executive	-	-	-	-	2	-	2
EMB 135	1	4	2	-	-	1	-
EMB 145	-	-	1	1	-	-	1
Total	45	42	34	30	30	87	60

In addition to deliveries of jets, net sales include revenues from customer services and replacement parts and sales to the defense market. In 2Q02, the commercial aviation segment represented 79.4%, defense aviation 4.6%, corporate aviation 7.0% and customer services and other related business 9.0% of total net sales.

As a result of the first two deliveries of the executive version of the Legacy, sales from the corporate aviation market were R$108.5 million, equivalent to 7.0% of the Company's total sales. The strong growth in the customer services segment was principally due to the acquisition of the aircraft maintenance and services unit, Embraer Aircraft Maintenance Services (EAMS), located in Nashville, Tennessee.

Net sales by segment	1st Quarter		2nd Quarter			
	2002		2001		2002	
	R$	%	R$	%	R$	%
Commercial aviation	1,170.8	88.2	1,714.1	89.4	1,236.5	79.4
Defense aviation	78.8	5.9	103.7	5.4	71.3	4.6
Corporate aviation	-	-	-	-	108.5	7.0
Customer services and other related business	78.7	5.9	100.4	5.2	139.8	9.0
Total	1,328.3	100.0	1,918.2	100.0	1,556.1	100.0

The cost of goods sold (COGS) was R$905.7 million in 2Q02, or 13.8% below the R$1,050.1 million recorded in the same quarter of the prior year. In 2Q02, the gross margin was 41.8%, compared with 45.3% recorded in 2Q01.

The principal reason for the reduction in gross margin was the differentiated effect of the devaluation of the real against the dollar on sales and on the COGS. Considering the time between the purchase of material and the delivery of the aircraft, which is approximately 4.5 months, there is a significant effect resulting from the difference between the dollar rate for raw material purchases and the dollar rate at the time of delivery of the aircraft.

For the first six months of 2002, COGS was R$1,731.6 million, 12.4% lower than the R$1,977.3 million for the first half of 2001. The accumulated gross margin in the first half of 2002 was 40.0%, compared with the 42.6% in the same period of the prior year.

When comparing 2Q02 with 1Q02, the gross margin increased from 37.8% in 1Q02 to 41.8% in 2Q02. This was caused by the currency devaluation in 2Q02, as explained above.

Administrative and Selling Expenses

Administrative and selling expenses were R$201.4 million in 2Q02, slightly higher than the R$200.5 million recorded in 2Q01.

Selling expenses decreased 9.9% from R$133.6 million in 2Q01 to R$120.4 million in the same period of 2002. The reduction in selling expenses is a consequence of the reduced pace of aircraft deliveries from September 2001, since these expenses also include presales and after-sales support for the ERJ 135/140/145 regional jet family.

Administrative expenses in 2Q02 totaled R$81.0 million, a 21.2% increase compared with the same period of the prior year. Despite the reduction in payroll expenses, the increase in administrative expenses is due to changing the classification of certain expenses that in 2001 were included as cost of goods sold, and effective 1Q02, were classified as administrative expenses. In 2Q02, this change represented an additional R$22.0 million, for expenses related to information technology and various kinds of support.

Other Expenses, Net

Other net operating expenses were R$47.4 million in 2Q02, compared to a net expense of R$22.8 million in the same period of the prior year. This increase occurred principally as a result of recognizing R$26.0 million for the development costs of the EMBRAER 175 and EMBRAER 190 program related to the joint definition phase, and other costs related to these products, plus R$14.8 million for research and development not applied to specific projects.

Employee Profit Sharing

The Variable Remuneration Program is subject to meeting operational goals defined in the Action Plan and on the amounts distributed during the year to shareholders. The provision of R$15.6 million made in 2Q02 was based on interest on capital distributed in the period and on the above-mentioned criteria.

Income from Operations

In 2Q02, income from operations before financial income (expenses) and after employee profit sharing and equity in an unconsolidated subsidiary was R$386.0 million, lower than the R$597.0 million in the same period of 2001. As a result, Embraer had operating margins of 24.8% in 2Q02 and 31.1% in 2Q01.

For the first six months of 2002, operating income totaled R$651.0 million, lower than the R$1,018.3 million recorded in the same period of 2001.

Comparing the operating income for 1Q02 of R$265.0 million with the 2Q02 figure, the latter showed an increase of 45.7%, principally due to the variation in gross profit, as indicated above. The operating margin for 2Q02 was 24.8%, compared with 20.0% in 1Q02.

EBITDA

EBITDA - Earnings before interest, taxes, depreciation and amortization in 2Q02 were R$429.5 million, representing a 27.6% margin on net sales compared with R$645.1 million for 2Q01 and an EBITDA margin of 33.6%. The cumulative EBITDA for the year was R$731.5 million, with a margin of 25.4%, compared with R$1,110.4 million and a margin of 32.3% in the same period of 2001.

The reduction in the EBITDA margin in 2Q02 compared with the same period of the prior year is a result of the reduced gross margin during the period, as explained above, and the increase in other operating expenses.

The EBITDA in 2Q02 was 42.2% higher than the figure for 1Q02 of R$302.0 million, and the EBITDA margin was 4.9 percentage points higher than the 22.7% margin in 1Q02.

Financial Income (Expenses), Net

In 2Q02, Embraer's net financial income was R$3.7 million, excluding the distribution of interest on capital to Company shareholders and monetary and exchange variations, lower than the net financial income of R$55.7 million in 2Q01 and R$7.8 million in 1Q02, as a function of the reduction in cash and temporary cash investments from September 2001, which began to recover at the end of May 2002 (see "Financial Management").

Net monetary and exchange variations increased from an expense of R$149.9 million in 2Q01 to an expense of R$193.3 million in the same period of 2002. This is due to a 6.6% currency devaluation in 2Q01, compared with a devaluation of 22.4% in 2Q02. In 2Q02, there was a reduction in accounts receivable indexed to the U.S. dollar as a result of collections, thus reducing the positive exchange variation at the end of the period.

Nonoperating Expenses, Net

In 2Q02, net nonoperating expenses totaled R$1.3 million compared with an expense of R$5.0 million in 2Q01. The reduction was a result of a provision for losses on tax incentive investments in 2Q01, which did not occur in 2Q02.

Income Tax

In 2Q02, the provision for income and social contribution taxes totaled R$65.8 million, compared with R$127.1 million in the same period of the prior year. This reduction occurred since profits for 2Q02 were less than those of 2Q01. Tax credits of R$39.0 million were recognized during the period, compared with a charge of R$31.3 million in 2Q01, due to the effect of currency devaluation on the balance of deferred income and social contribution taxes related to temporary differences.

Net Income

Finally, Embraer's net income in 2Q02 of R$166.5 million was lower than net income for the same period of 2001 of R$338.4 million. The net margin in 2Q02 was 10.7%, compared with the 17.6% margin obtained in the same period of 2001.

For the first six months of 2002, net income was R$342.8 million, representing a net margin of 11.9%, while net income for the same period of 2001 was R$557.1 million, a margin of 16.2%.

Net income in 1Q02 was R$176.4 million, with a net margin of 13.3%.

Financial Management

As of June 30, 2002, Embraer's cash and cash equivalents were R$2,537.9 million. On the same date, indebtedness totaled R$1,514.7 million. Therefore, the Company had a net cash position (cash and cash equivalents minus bank debt) of R$1,023.2 million.

Balance sheet and other data	R$ million March 31, 2002	R$ million June 30, 2002
Cash and cash equivalents	1,471.1	2,537.9
Accounts receivable - total	1,770.0	567.5
Inventories	2,312.8	2,467.7
Total assets	7,634.2	8,330.5
Bank debt	1,381.7	1,514.7
Total liabilities and equity	7,634.2	8,330.5
Net cash (debt)	89.4	1,023.2
Shareholders' equity	2,576.6	2,686.8

Indebtedness

During the last year, the Company has lengthened its debt profile and as a result, on June 30, 2002, 40.5% of total Embraer indebtedness was long-term financing, compared with 38.5% at the end of 1Q02 and 31.7% on December 31, 2001.

Maturity Schedule	R$ million March 31, 2002	R$ million June 30, 2002
2003	166,585	139,214
2004	204,045	260,545
2005	95,057	121,810
2006	66,335	89,986
2007 to 2009	42	1,246
Long-term debt	532,064	612,801

Embraer has elected to partially swap its Japanese yen and U.S. dollar denominated debt to local currency related interbank interest rates (CDI). Therefore, out of the total US$ and other foreign currency indebtedness of R$1,427.5 million, 22.6%, or R$322.5 million is indexed in R$, at a weighted average cost of 85.3% of the CDI. Considering the conversion of these debts into R$, of the total Company indebtedness of R$1,514.7 million, 72.9% or R$1,105.0 million primarily refers to US$ borrowing with a weighted average cost of 4.1% per annum. The remaining R$409.7 million, equivalent to 27.1% of the total debt, is financed in local currency at an average weighted interest rate of 14.8% per annum, equivalent to 82.9% of the CDI.


R$
denominated
27%
Mainly US$
denominated
73%


Long Term
40%
Short
Term
60%

Cash and Cash Equivalents

Because more than 96% of its revenue is denominated in U.S. dollars and it has US$10.1 billion in firm orders in the backlog, Embraer has a natural currency ledge in its operations.

Of the total cash and cash equivalents balance of R$2,537.9 million, 75.3% comprises investments in reais and the remaining 24.7% primarily in U.S. dollars. The Embraer cash investment strategy is based on prospects of future investments, which are mostly denominated in reais.

Accounts Receivable and Inventories

Since September 2001, Embraer supported some aircraft deliveries to certain customers that were concluding their financing agreements. The increase in the net cash position between March 31 and the end of 2Q02 is due to the receipt by the end of May 2002 of the amounts for the deliveries which depended on the completion of financial arrangements. Therefore, total current accounts receivable decreased from R$1,641.5 million on March 31, 2002 to R$378.7 million on June 30, 2002.

On March 31, inventories totaled R$2,312.8 million and on June 30, totaled R$2,467.7 million. This increase was related to the development of the EMBRAER 170, which currently has five prototypes involved in the flight certification process, as well as the effect of exchange devaluation on raw materials at foreign subsidiaries and on new purchases of materials at the highest exchange rate during the quarter.

Investments in R&D and Productivity

Research and Development (R&D)

In 2Q02, R$57.7 million was invested, totaling R$122.8 million invested in the first half of this year on the development of new products, principally development of the new EMBRAER 170/190 jet family, and also on the maintenance and improvement of existing models. Total investments during 2002 remained practically stable compared with the total invested in the first half of 2001 of R$125.9 million.

Productivity and Improvements in Industrial Capacity

R$52.9 million was invested in 2Q02, totaling R$97.6 million invested in the first half, in improving the Company's industrial capacity, including improvements and modernization of industrial and engineering processes, machinery and equipment.

Supplementary U.S. GAAP Information

Also, Embraer is disclosing the 2Q02 results in accordance with generally accepted accounting principles in the United States (U.S. GAAP). We present below selected consolidated results in accordance with U.S. GAAP in US$.

Net revenues in 2Q02 totaled US$589.7 million and gross profit was US$231.4 million, a gross margin of 39.2%. The operating profit for the period totaled US$119.5 million, an operating margin of 20.3%. EBITDA for the period was US$134.1 and the EBITDA margin 22.7%. Pre-tax income was US$78.1 million (13.2% of net revenues). Taxes on income totaled US$41.0 million, representing an effective rate of 52.5%. Net income for the period totaled US$36.8 million (6.2% of net revenues).

New Orders and Backlog

Commercial Aviation Market

At the end of 2Q02, orders for commercial jets totaled 995 units, comprising a firm order backlog of commercial products with a balance of 436 aircraft to be delivered, which reflects a healthy demand for the Company's current models and new products. Total options were 607 units resulting in a total of 1,602 aircraft ordered since the start of the programs.

Aircraft Ordered during the Period

Firm orders	2Q01	3Q01	4Q01	1Q02	2Q02
Commercial:					
ERJ 135/140	2	22	8	-	15
ERJ 145	1	1	-	-	7
EMBRAER 170	-	2	-	-	-
Corporate & Defense:					
Legacy/EMB 135	4	13	25	-	1
Total	7	38	33	-	23

Backlog

The firm order backlog at the end of the second quarter of 2002 was US$10.1 billion, which together with options, reached US$23.8 billion. The following chart shows the order backlog at the end of each quarter:


Backlog
US$ billion
Options
Firm Orders
23.5
23.9
23.4
23.1
23.8
12.8
12.7
12.7
12.8
13.7
10.7
11.2
10.7
10.3
10.1
2Q01
3Q01
4Q01
1Q02
2Q02

Dividends and Interest on Capital

The Board of Directors of the Company approved the distribution of interest on capital for the second quarter totaling R$59.5 million.

Interest on capital in 2002	Date of distribution	Total (in thousands of reais)	Per share in R$ Common	Per share in R$ Preferred
First quarter	03.19.02	58,910	0.07777	0.08554
Second quarter	06.14.02	59,530	0.07859	0.08644
Total	-	118,440	0.15636	0.17198

L0842.DOC

EXHIBIT 2

EMBRAER

Embraer
Empresa Brasileira
de Aeronáutica S.A.

Av. Brig. Faria Lima, 2170
12227-901 - S. José dos Campos SP
Brasil

September 13, 2002.

To
Mr. Roy Marmelo
Vice President
JP Morgan
60 Wall Street
New York NY
10260-0060

Fax: (1) 212 648 5576

Notice of Record Date and Payment of Interest on Shareholders' Equity related to the Third Quarter of 2002.

Embraer – Empresa Brasileira de Aeronáutica S/A (the "Company") informs that the Board of Directors meeting of today approved a cash distribution of payment of Interest on Shareholders' Equity to its shareholders of record in Brazil as of September 17, 2002 and to the ADSs holders as of September 20, 2002, at the rate of R$ 0.09613 per preferred share and R$ 0.08740 per common share. In accordance with the Brazilian law, the Interest on Shareholders' Equity is subject to the Brazilian withholding tax at the rate of 15% or 25% if the beneficiary is a resident in a tax haven.

As one American Depositary Share represents four shares of the Company's preferred shares, the 3rd quarter interest on shareholders' equity per American Depositary Share will be R$ 0.38452 Brazilian reais.

Due to the current floating exchange rate, the Company can not predict a specific dollar amount from the conversion of the value into U.S. Dollar at the time of payment thereof.

Do not hesitate to contact me at the phone number (55 12) 3927 1083 or Anna Cecilia Bettencourt at the phone number (55 12) 3927 1106, if you have any question.

Sincerely,

P/ Gustavo [signature]

Carlos Rocha Villela
Legal Council & Executive Vice President

Copy: Mr. Marcos Rivero – Fax (1) 212 648 5576
Copy: Mrs. Maria Aparecida Simionato – Fax (11) 3247 5901
Copy: Mrs. Claire Horgan/Monica Silva – Fax: (1) -212-848-7179

EXHIBIT 3

EMBRAER

Notice to Shareholders

The Board of Directors of Embraer – Empresa Brasileira de Aeronáutica S.A. (the "Company"), at a meeting held on September 13, 2002 approved:

1. The distribution of Interest on Shareholders' Equity for the Third quarter of 2002 in the aggregate amount of R$ 66,300,444.36, in accordance with the following conditions:

   a. holders of common shares will be entitled to interest on shareholders' equity in the amount of R$ 0.08740 per share, and holders of preferred shares will be entitled to interest on shareholders' equity in the amount of R$ 0.09613 per share equal to R$ 0.38452 per American Depositary Shares (ADSs). This interest on shareholders' equity complies with the right of the holders of preferred shares to receive dividends 10% above the holders of common shares, according to article 17, II, a, paragraph 1, of Law 6404//76, as amended by Law 10,303 dated October 31, 2001;

   b. the interest on shareholders' equity is subject to the retention of 15% withholding tax or 25% if the beneficiary is a resident in a tax haven, except in the case of holders who are exempt from such tax;

   c. the interest on shareholders' equity already distributed will be included in the computation of the compulsory dividends to be distributed by the company for the current fiscal year; the total amount shall include the dividends distributed by the Company for all the purposes of the Brazilian corporate legislation;

   d. record date for the shares negotiated on the Sao Paulo Stock Exchange (Bovespa) is September 17, 2002, and record date for the ADSs negotiated on the New York Stock Exchange (NYSE) is September 20, 2002;

   e. the payment of the interest on shareholders' equity in Brazil will be on October 01, 2002, and the holders of ADSs will be paid on October 08, 2002, both without any compensation;

   f. the shares will be negotiated on the São Paulo Stock Exchange (Bovespa), and New York Stock Exchange (NYSE), ex-interest right, on and including September 18, 2002.

2. The increase in Embraer's capital due to the exercise of employees stock options from R$ 1,645,838,596.07 to R$ 1,647,283,550.37, consisting of a total of 711,722,224 shares without par value, of which 242,544,447 are common shares, including one of a special class, and 469,177,776 are preferred shares.
   As a consequence, the new wording of Art. 5 of Embraer's bylaws is as follows:

   Art. 5 – EMBRAER's subscribed and paid in share capital is one billion, six hundred and forty-seven million, two hundred and eighty-three thousand, five hundred and fifty *Reais* and thirty-seven *cents* (R$1,647,283,550.37) divided into seven hundred and eleven million, seven hundred and twenty-two thousand, and two hundred and twenty-four (711,722,224) shares without par value, of which two hundred and forty-two million, five hundred and forty-four thousand, four hundred and forty-seven (242,544,447) are common shares, including one (1) share of a special class, and four hundred and sixty-nine million, one hundred and seventy seven thousand, seven hundred and seventy-six (469,177,776) are preferred shares.

Sao Jose dos Campos, September 13, 2002

Antonio Luiz Pizarro Manso
Executive Vice-President Corporate & CFO